UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number:   000-31289

SOUTH SHORE RESOURCES INC.
(Exact name of registrant as specified in its charter)

Times Square, P.O. Box 663, Leeward Highway
Providenciales, Turks & Caicos Islands
British West Indies
(416) 281-3335
(Address, including zip code, and telephone number, including area code, of principal executive offices)

Common Stock
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]
Rule 12g-4(a)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 12h-3(b)(2)(i)	[ ]
Rule 12h-3(b)(2)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: 113

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person, on this 26th day of March, 2009.

SOUTH SHORE RESOURCES INC.

BY:	RICHARD L. WACHTER
Richard L. Wachter
President, Principal Accounting Officer, Principal Financial Officer, Treasurer and a member of the Board of Directors